

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

<u>Via E-mail</u>
Robert C. Arzbaecher
Chief Executive Officer
Actuant Corporation
N86 W12500 Westbrook Crossing
Menomonee Falls, WI 53051

> **RE:** **Actuant Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2012**
> **Filed October 26, 2012**
> **File No. 001-11288**

Dear Mr. Arzbaecher:

We have reviewed your response letter dated April 15, 2013, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended August 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

1. As previously stated, your 2012 Mastervolt impairment charge wiped out your fourth quarter earnings and substantially reduced your annual operating results. We observed that your 2012 Form 10K disclosures appear deficient and we now understand that you do not intend to explain to investors the specific adverse business, economic and competitive factors that caused the impairment. Also, it is our understanding that you do not intend to explain to investors how these causal factors precipitated the changes in the cash flow estimates for the Mastervolt business and how your revised estimates compare to the prior estimates you relied upon in concluding that the related assets were recoverable. Further, it is our understanding that you do not intend to explain to investors whether you plan to employ any specific strategies to substantially address the relevant

adverse business, economic and competitive factors nor do you intend to substantively describe to investors the future prospects of Mastervolt as seen through the eyes of management. Based on your prior disclosures and on your response letters, it remains unclear whether the impairment was due to specific events and circumstances occurring in the fourth quarter or due to material, adverse conditions which existed in prior quarters. In this regard, we did not identify any specific disclosures in your prior filings about the known, adverse factors impacting Mastervolt that could materially impair the recoverability of its assets. It is also unclear whether Mastervolt has historically generated profits or losses, whether Mastervolt has historically generated positive or negative cash flows, and the extent to which there have been any trends in earnings and cash flows. In this regard, we again reference the positive statements you made regarding Mastervolt's operations in the filings immediately preceding the impairment charge. At this point, we are unable to understand how you can reasonably conclude that your disclosures are compliant with the specific requirements cited in our prior letter. Please reconsider your response, or clarify for us how the two sentence explanation of the impairment included in your Form 10K provides any substantive information to investors regarding the changes in Mastervolt's business that took place between the December 2010 acquisition and the August 2012 impairment. We may have further comment.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Al Pavot, Staff Accountant, at (202)551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. You may contact Leland Benton at (202) 551-3791 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief